SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
              ----------------------------------------------
                                SCHEDULE TO
                               (RULE 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3)

                        Citadel Broadcasting Company
                     (Name of Subject Company (Issuer))
              ----------------------------------------------

                   Citadel Broadcasting Company (Offeror)
                (Names of Filing Persons (identifying status
                    as offeror, issuer or other person))

              ----------------------------------------------

         13 1/4% Series B Exchangeable Preferred Stock, without par value
                       (Title of Class of Securities)
              ----------------------------------------------

                                17285E 40 6
                   (CUSIP Number of Class of Securities)
              ----------------------------------------------


                             Lawrence R. Wilson
                    Chairman and Chief Executive Officer
                        Citadel Broadcasting Company
                        City Center West, Suite 400
                       7201 West Lake Mead Boulevard
                          Las Vegas, Nevada 89128
                               (702) 804-5200

               (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              with copies to:
                         Bryan D. Rosenberger, Esq.
                    Eckert Seamans Cherin & Mellott, LLC
                        44th Floor, 600 Grant Street
                            Pittsburgh, PA 15219
                               (412) 566-6000

                         Robert C. Schwenkel, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                       New York, New York 10004-1980
                               (212) 859-8000

              ----------------------------------------------
                         CALCULATION OF FILING FEE


--------------------------------------------- ---------------------------------
    Transaction Valuation* $121,158,856          Amount Of Filing Fee $24,232
--------------------------------------------- ---------------------------------

   * This amount assumes the purchase of 1,000,791.79 shares of 13 1/4% Series B Exchangeable Preferred Stock, without par value, at the tender offer price of $121.063 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

 |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $24,232
  Form or Registration No.:         005-61501
  Filing Party:            Citadel Broadcasting Company
  Date Filed:     May 4, 2001, May 18, 2001 and June 11, 2001

   |_|

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

       |_|        third-party tender offer subject to Rule 14d-1.
       |X|        issuer tender offer subject to Rule 13e-4.
       |_|        going-private transaction subject to Rule 13e-3.
       |_|        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting
      the results of the tender offer:           |X|

                                INTRODUCTION

     This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO (which together with this Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO, Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO and Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO constitutes the "Issuer Tender Offer Statement") relating to the tender offer by Citadel Broadcasting Company, a Nevada corporation (the "Company"), to purchase all outstanding shares of its 13 1/4% Series B Exchangeable Preferred Stock, without par value (the "Preferred Stock").

     The Company's offer was made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001 (as amended or supplemented, the "Offer to Purchase"), and in the related Consent and Letter of Transmittal (as amended or supplemented, the "Consent and Letter of Transmittal"), which together constituted the tender offer.

     This Issuer Tender Offer Statement is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information set forth in the Offer to Purchase, the Supplement, dated May 18, 2001, and the Supplement, dated June 11, 2001, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     On June 26, 2001, the Company issued the press release which is included as Exhibit (a)(8) and is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A) Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001, as amended on May 18, 2001.*

(a)(1)(B)      Notice of Guaranteed Delivery.*

(a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 4, 2001.*

(a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 4, 2001.*

(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F) Supplement, dated May 18, 2001, to the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001.*

(a)(1)(G) Supplement, dated June 11, 2001, to the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001, as amended on May 18, 2001.*

(a)(2)         Consent and Letter of Transmittal.*

(a)(5)         Press Release, dated May 4, 2001.*

(a)(6)         Press Release, dated May 17, 2001.*

(a)(7)         Press Release, dated June 11, 2001.*

(a)(8)         Press Release, dated June 26, 2001.

(b) Credit Agreement dated as of April 3, 2001, by and among FLCC Holdings, Inc., FLCC Acquisition Corp., The Chase Manhattan Bank and certain lenders listed therein.*

(d)(1) Agreement and Plan of Merger by and between Citadel Communications Corporation and FLCC Holdings, Inc., dated as of January 15, 2001 (incorporated by reference to Annex A to Citadel Communications Corporation's Proxy Statement on
               Schedule 14A filed March 26, 2001).

(d)(2) Amendment No. 1 to Merger Agreement, dated as of March 13, 2001 (incorporated by reference to Annex A-1 to Citadel Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(3) Letter Agreement, dated January 15, 2001, between FLCC Holdings, Inc. and Citadel Communications Corporation (incorporated by reference to Annex B to Citadel
               Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(4)         Guarantee, dated January 15, 2001, of Forstmann Little & Co.
               Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Equity Partnership-VI, L.P. (incorporated by reference to Annex C to Citadel Communications Corporation's Proxy Statement on
               Schedule 14A filed March 26, 2001).

(d)(5) Letter Agreement, dated March 22, 2001, between FLCC Holdings, Inc. and Citadel Communications Corporation (incorporated by reference to Annex D to Citadel
               Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(6) Indenture, dated as of July 1, 1997, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the forms of 10 1/4% Senior Subordinated Notes due 2007 and 10 1/4% Series B Senior Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting Company's Registration Statement No 333-36771 on Form S-4).

(d)(7) Indenture, dated as of July 1, 1997, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the forms of 13 1/4% Exchange Debentures due 2009 and 13 1/4% Series B Exchange Debentures due 2009 included therein (incorporated by reference to Exhibit 4.2 to Citadel Broadcasting Company's Registration Statement No. 333-36771 on Form S-4).

(d)(8) Indenture, dated as of November 19, 1998, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the form of 9 1/4% Senior Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications Corporation's Current Report on Form 8-K filed November 30,
               1998).

(d)(9) Amended and Restated Credit Agreement, dated as of October 2, 2000, among Citadel Broadcasting Company, Citadel Communications Corporation, Credit Suisse First Boston, as Lead Arranger, Administrative Agent and Collateral Agent, FINOVA Capital Corporation, as Syndication Agent, First Union National Bank and Fleet National Bank, as Documentation Agents, and the lenders named therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting Company's Current Report on Form 8-K filed October 17, 2000).

(d)(10) Security Agrement, dated as of December 17, 1999, among Citadel Communications Corporation, Citadel Broadcasting Company and Credit Suisse First Boston, as Collateral Agent.*

(d)(11) Pledge Agreement, dated as of Decmber 17, 1999, among Citadel Broadcasting Company, Citadel Communications Coporation and Credit Suisse First Boston, as Collateral Agent.*

(d)(12) Parent Guarantee Agreement, dated as of December 17, 1999, between Citadel Communications Corporation and Credit Suisse First Boston, as Collateral Agent (incorporated by reference to Exhibit 10.1 to Citadel Communications Corporation's Current Report on Form 8-K filed January 6, 2000).

(d)(13) Form of Pledge Agreement, to be made by Citadel Broadcasting Company in favor of The Chase Manhattan Bank, as administrative agent for the lenders parties to the Credit Agreement, dated as of April 3, 2001.*

(d)(14) Form of Intermediate Holding Pledge Agreement, to be made by Citadel Communications Corporation in favor of The Chase Manhattan Bank, as administrative agent for the lenders parties to the Credit Agreement, dated as of April 3, 2001.*

(d)(15) Form of Intermediate Holding Guarantee, to be made by Citadel Communications Corporation in favor of The Chase Manhattan Bank, as administrative agent for the banks and other financial institutitions parties to the Credit Agreement, dated as of April 3, 2001.*

(g)            Not applicable.

(h)            Not applicable.

_________________________

*    Previously filed.

                                 Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CITADEL BROADCASTING COMPANY




                                        By:   /s/ Sandra J. Horbach
                                           --------------------------------
                                           Name:   Sandra J. Horbach
                                           Title   Executive Vice President
                                                   and Assistant Secretary


Dated:  June 26, 2001

                               Exhibit Index

Exhibit
Number                             Description
-------                            -----------

(a)(1)(A) Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001, as amended on May 18, 2001.*

(a)(1)(B)      Notice of Guaranteed Delivery.*

(a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 4, 2001.*

(a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 4, 2001.*

(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F) Supplement, dated May 18, 2001, to the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001.*

(a)(1)(G) Supplement, dated June 11, 2001, to the Offer to Purchase for Cash and Consent Solicitation Statement, dated May 4, 2001, as amended on May 18, 2001.*

(a)(2)         Consent and Letter of Transmittal.*

(a)(5)         Press Release, dated May 4, 2001.*

(a)(6)         Press Release, dated May 17, 2001.*

(a)(7)         Press Release, dated June 11, 2001.*

(a)(8)         Press Release, dated June 26, 2001.

(b) Credit Agreement dated as of April 3, 2001, by and among FLCC Holdings, Inc., FLCC Acquisition Corp., The Chase Manhattan Bank and certain lenders listed therein.*

(d)(1) Agreement and Plan of Merger by and between Citadel Communications Corporation and FLCC Holdings, Inc., dated as of January 15, 2001 (incorporated by reference to Annex A to Citadel Communications Corporation's Proxy Statement on
               Schedule 14A filed March 26, 2001).

(d)(2) Amendment No. 1 to Merger Agreement, dated as of March 13, 2001 (incorporated by reference to Annex A-1 to Citadel Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(3) Letter Agreement, dated January 15, 2001, between FLCC Holdings, Inc. and Citadel Communications Corporation (incorporated by reference to Annex B to Citadel
               Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(4)         Guarantee, dated January 15, 2001, of Forstmann Little & Co.
               Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Equity Partnership-VI, L.P. (incorporated by reference to Annex C to Citadel Communications Corporation's Proxy Statement on
               Schedule 14A filed March 26, 2001).

(d)(5) Letter Agreement, dated March 22, 2001, between FLCC Holdings, Inc. and Citadel Communications Corporation (incorporated by reference to Annex D to Citadel
               Communications Corporation's Proxy Statement on Schedule 14A filed March 26, 2001).

(d)(6) Indenture, dated as of July 1, 1997, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the forms of 10 1/4% Senior Subordinated Notes due 2007 and 10 1/4% Series B Senior Subordinated Notes due 2007 included therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting Company's Registration Statement No 333-36771 on Form S-4).

(d)(7) Indenture, dated as of July 1, 1997, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the forms of 13 1/4% Exchange Debentures due 2009 and 13 1/4% Series B Exchange Debentures due 2009 included therein (incorporated by reference to Exhibit 4.2 to Citadel Broadcasting Company's Registration Statement No. 333-36771 on Form S-4).

(d)(8) Indenture, dated as of November 19, 1998, among Citadel Broadcasting Company, Citadel License, Inc. and The Bank of New York, as Trustee, with the form of 9 1/4% Senior Subordinated Notes due 2008 included therein (incorporated by reference to Exhibit 4.1 to Citadel Communications Corporation's Current Report on Form 8-K filed November 30,
               1998).

(d)(9) Amended and Restated Credit Agreement, dated as of October 2, 2000, among Citadel Broadcasting Company, Citadel Communications Corporation, Credit Suisse First Boston, as Lead Arranger, Administrative Agent and Collateral Agent, FINOVA Capital Corporation, as Syndication Agent, First Union National Bank and Fleet National Bank, as Documentation Agents, and the lenders named therein (incorporated by reference to Exhibit 4.1 to Citadel Broadcasting Company's Current Report on Form 8-K filed October 17, 2000).

(d)(10) Security Agreement, dated as of December 17, 1999, among Citadel Communications Corporation, Citadel Broadcasting Company and Credit Suisse First Boston, as Collateral Agent.*

(d)(11) Pledge Agreement, dated as of Decmber 17, 1999, among Citadel Broadcasting Company, Citadel Communications Coporation and Credit Suisse First Boston, as Collateral Agent.*

(d)(12) Parent Guarantee Agreement, dated as of December 17, 1999 between Citadel Communications Corporation and Credit Suisse First Boston, as Collateral Agent (incorporated by reference to Exhibit 10.1 to Citadel Communications Corporation's Current Report on Form 8-K filed January 6, 2000).

(d)(13) Form of Pledge Agreement, to be made by Citadel Broadcasting Company in favor of The Chase Manhattan Bank, as administrative agent for the lenders parties to the Credit Agreement, dated as of April 3, 2001.*

(d)(14) Form of Intermediate Holding Pledge Agreement, to be made by Citadel Communications Corporation in favor of The Chase Manhattan Bank, as administrative agent for the lenders parties to the Credit Agreement, dated as of April 3, 2001.*

(d)(15) Form of Intermediate Holding Guarantee, to be made by Citadel Communications Corporation in favor of The Chase Manhattan Bank, as administrative agent for the banks and other financial institutitions parties to the Credit Agreement, dated as of April 3, 2001.*

(g)            Not applicable.

(h)            Not applicable.

-------------------------

*    Previously filed.